

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

<u>Via E-mail</u>
Mark R. Baker
Chief Executive Officer and Director
Progenics Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, NY 10591

      Re: Progenics Pharmaceuticals, Inc.
              Form 10-K for the Fiscal year Ended December 31, 2012
              Filed March 15, 2013
              File No. 000-23143

Dear Mr. Baker:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Bryan J. Pitko for

                    Jeffrey P. Riedler
                    Assistant Director